SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 6, 2004 regarding Ericsson’s Annual General Meeting 2004.

Ericsson Press Releases

Ericsson’s Annual General Meeting 2004

Date: Tuesday, April 6 2004

At Ericsson’s annual general meeting (AGM), Peter Bonfield, Sverker Martin-Löf, Arne Mårtensson, Eckhard Pfeiffer, Carl-Henric Svanberg, Lena Torell, Michael Treschow, and Marcus Wallenberg were today re-elected Members of the Board of Directors. At the same time, it was resolved to elect Nancy McKinstry Member of the Board. Peter Sutherland had previously declined re-election.

Nancy McKinstry is CEO of the Dutch publisher and information services company Wolters Kluwer. Prior to this she was CEO of SCP Communications, and President and CEO of CCH Legal Information Services. Nancy McKinstry has also held management positions with the US management consultancy Booz, Allen & Hamilton.

The Board of Directors and the President were discharged of liability.

The AGM resolved that no dividend should be paid for the year 2003.

The AGM resolved that the Board of Directors’ fee should remain unchanged and amount to maximum SEK 8 million to be distributed by the Board of Directors among its members.

The AGM also resolved to elect Peter Clemedtson, PricewaterhouseCoopers, as Auditor and elect Robert Barnden, PricewaterhouseCoopers, as Deputy Auditor, for the remaining mandate period, i.e. up to and including the AGM 2007. The meeting decided that the Auditors’ fee should be paid on account.

Bengt Belfrage, Nordea fonder, Christer Elmehagen, AMF Pension, Anders Nyrén, Industrivärden, Björn Svedberg, Investor, and Michael Treschow were elected members of the Nomination Committee until the end of the Annual General Meeting in 2005. It was also resolved that no fee should be paid to the Nomination Committee during the term of office.

Carl-Henric Svanberg’s speech at the AGM can be found at

http://www.ericsson.com/press

Further, the AGM resolved on the following:

1. to implement a Long Term Incentive Plan 2004,

2. to transfer own shares in connection with share incentive programs 2001 and 2003,

3. to not approve Einar Hellbom’s proposal for equal voting rights for shares of series A and B.

For further information regarding resolution 1-2 above see separate press releases.

At the Statutory Board Meeting subsequent to the AGM, Michael Treschow was appointed Chairman of the Board and Arne Mårtensson and Marcus Wallenberg were appointed Deputy Chairmen.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Åse Lindskog, Head of Media Relations, Communications

Phone: +46 730 24 48 72

Ericsson press phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ola Rembe, Media Relations, Communications

Phone: +46 730 24 48 73

Ericsson press phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors and analysts

Gary Pinkham, Head of Investor Relations, Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 7, 2004